TLC VENTURES CORP.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006 and 2005

(Expressed in Canadian Funds)

TLC Ventures Corp.	Statement 1
(An Exploration Stage Company)
Interim Consolidated Balance Sheets
Canadian Funds
(Unaudited)

	September 30	December 31
	2006	2005
ASSETS	(Unaudited)	(Audited)
Current
Cash and cash equivalents	$8,369,076	$5,045,242
Amounts receivable	65,296	17,398
Prepaid expenses and advances	121,099	78,248
	8,555,471	5,140,888

Property and Equipment (Note 4)	52,270	52,279
Mineral Property Costs – Schedule (Note 5)	1,573,562	974,587

	$10,181,303	$6,167,754

LIABILITIES
Current
Accounts payable	$-	$34,775
Accrued liabilities	30,000	25,000
Due to related parties (Note 8a)	23,263	1,252
	53,263	61,027

Non-Controlling Interest – Cybele Resources Inc. (Note 6)	39,963	19,682

SHAREHOLDERS’ EQUITY
Share Capital - Statement 2 (Note 7)	17,914,241	13,780,170
Contributed Surplus - Statement 2	2,,883,556	1,617,647
Deficit - Statement 2	(10,709,720)	(9,310,772)
	10,088,077	6,087,045
	$10,181,303	$6,167,754

ON BEHALF OF THE BOARD:

“Edward Farrauto”	,	Director

“Douglas Forster”	,	Director

- See Accompanying Notes -

TLC Ventures Corp.	Statement 2
(An Exploration Stage Company)
Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Period ended September 30, 2006
Canadian Funds
(Unaudited)

	Common Shares
			Contributed	Accumulated
	Shares	Amount	Surplus	Deficit	Total
Balance – December 31, 2002	8,704,001	$5,605,372	$-	$(5,443,763)	$161,609
Stock compensation expense	-	-	133,239	-	133,239
Loss for the year	-	-	-	(312,354)	(312,354)
Balance – December 31, 2003	8,704,001	5,605,372	133,239	(5,756,117)	(17,506)
Issuance of shares for cash	10,300,000	7,875,000	-	-	7,875,000
Issuance of shares for mineral property	150,000	202,500	-	-	202,500
Issuance of shares for finder’s fees	300,000	-	-	-	-
Shares issuance costs	-	(47,278)	-	-	(47,278)
Stock compensation expense	-	-	824,517	-	824,517
Loss for the year	-	-	-	(1,701,098)	(1,701,098)
Balance – December 31, 2004	19,454,001	13,635,594	957,756	(7,457,215)	7,136,135
Issuance of shares for cash	102,500	27,900	-	-	27,900
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Stock compensation expense	-	-	675,317	-	675,317
Fair value of options exercises	-	15,426	(15,426)	-	-
Loss for the period	-	-	-	(1,853,557)	(1,853,557)
Balance – December 31, 2005	19,631,501	13,780,170	1,617,647	(9,310,772)	6,087,045
Issuance of shares for mineral property	75,000	101,250	-	-	101,250
Issuance of shares per stock split (Note
7b)	19,706,415	-	-	-	-
Issuance of shares for cash	8,700,000	4,032,821	468,069	-	4,500,890
Stock compensation expense	-	-	797,840	-	797,840
Loss for the period	-	-	-	(1,398,948)	(1,398,948)

Balance – September 30, 2006	48,112,916	$17,914,241	$2,883,556	$(10,709,720)	$10,088,077

- See Accompanying Notes -

TLC Ventures Corp.	Statement 3
(An Exploration Stage Company)
Interim Consolidated Statements of Loss
For the Periods Ended September 30
Canadian Funds
(Unaudited)

	Three months ended September 30		Nine months ended September 30
	2006	2005	2006	2005

Expenses
Audit and accounting fees	$25,161	$15,499	$48,578	$67,160
Amortization	2,920	4,476	27,583	13,101
Bank charges	430	665	1,349	911
Consulting fees	34,747	40,000	94,747	73,108
Foreign exchange	(3,429)	1,021	6,464	941
Insurance	13,480	11,836	40,265	31,828
Legal fees	3,965	6,697	38,529	56,944
Marketing	-	7,822	492	23,761
Office, postage and printing	5,842	12,279	24,015	24,257
Rent	16,818	15,300	41,345	35,390
Research and development	-	38,475	3,579	41,210
Salaries and wages	48,632	76,484	131,540	230,149
Salaries and wages – stock compensation	241,832	148,200	797,840	524,009
Shareholder relations	1,352	-	3,978	10,582
Telephone and utilities	5,501	3,354	12,784	9,234
Trade shows, conferences	-	773	5,514	6,257
Transfer agent, regulatory fees	6,167	1,884	49,760	21,103
Travel	17,517	9,601	45,408	66,761
	(420,935)	(394,366)	(1,373,770)	(1,236,706)
Other Income (Expenses)
Property investigation	(39,150)	(161,472)	(129,667)	(288,972)
Interest income	59,569	28,756	124,770	86,060
Non-controlling interest	3,549	-	(20,281)	-
Loss for the Period	$(396,967)	$(527,082)	$(1,398,948)	$(1,439,618)

Loss per share – Basic and Diluted	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Weighted Average Number of Common
Shares Outstanding	46,978,219	39,231,916	41,890,475	39,045,730

- See Accompanying Notes -

TLC Ventures Corp.	Statement 4
(An Exploration Stage Company)
Interim Consolidated Statements of Cash Flows
For the Periods Ended September 30
Canadian Funds
(Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
Cash Resources Provided By (Used in)	2006	2005	2006	2005

Operating Activities
Loss for the period	$(396,967)	$(527,082)	$(1,398,948)	$(1,439,618)
Items not affecting cash:
Amortization	2,920	4,476	27,583	13,101
Non-controlling interest	(3,549)	-	20,281	-
Stock-based compensation	241,832	148,200	797,840	524,009
	(155,764)	(374,406)	(553,244)	(902,508)
Net changes in non-cash working capital
components:
Amounts receivable	(8,357)	(3,151)	(47,898)	65,247
Accounts payable and accrued liabilities	(3,358)	3,346	(29,775)	39,840
Prepaid expenses	(23,580)	(26,649)	(42,851)	(15,015)
Due to related parties	6,752	(9,622)	22,011	14,093
	(184,307)	(410,482)	(651,757)	(798,343)

Investing Activities
Property and equipment acquired	(5,798)	(3,103)	(27,574)	(11,838)
Mineral property costs	(163,102)	(21,108)	(497,725)	(112,116)
	(168,900)	(24,211)	(525,299)	(123,954)
Financing Activities
Cash received for shares – net of issuance costs	4,500,890	25,000	4,500,890	25,000
	4,500,890	25,000	4,500,890	25,000

Net decrease in Cash and Cash Equivalents	4,147,683	(409,693)	3,323,834	(897,297)
Cash and Cash Equivalents – Beginning of Period	4,221,393	5,704,674	5,045,242	6,192,278
Cash and Cash Equivalents – End of Period	$8,369,076	$5,294,981	$8,369,076	$5,294,981

Schedule of Non-Cash Investing and Financing
Activities
Shares issued for mineral property	$-	$-	$101,250	$101,250
Stock-compensation costs recorded in share capital	$241,832	$148,200	$797,840	$524,009

Supplemental Cash Flow Disclosure:
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

- See Accompanying Notes -

TLC Ventures Corp.	Schedule
(An Exploration Stage Company)
Interim Consolidated Schedules of Mineral Property Costs
For the Period Ended September 30, 2006
Canadian Funds
(Unaudited)

	Point	International	Total
	Leamington,
	Canada

Acquisition costs
Cash – option payments	$75,000	$-	75,000
Shares – option payments	101,250	-	101,250
	176,250	-	176,250

Deferred exploration expenditures
Assaying	-	-	-
Drilling	-	-	-
Equipment rental	-	4,694	4,694
Geological consulting	10,313	170,037	180,350
Geophysical	7,953	-	7,953
Mineral claim maintenance	83,672	16,198	99,870
Administration	-	73,183	73,183
Travel	-	56,675	56,675
	101,938	320,787	422,725

Costs for the Period	278,188	320,787	598,975
Balance – December 31, 2005	974,587	-	974,587
Balance – September 30, 2006	$1,252,775	$320,787	1,573,562

- See Accompanying Notes -

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

1.	Nature of Business

TLC Ventures Corp. (“TLC” or the “Company”) (“An Exploration Stage Company”) is an exploration and mine development company focused on the acquisition, advancement and development of global precious and base metal assets. The recovery of the Company’s investment in its mineral properties is dependent upon the discovery, development and production from ore reserves and the ability to raise sufficient capital to finance these operations. The ultimate outcome of these operations cannot presently be determined because they are contingent on future matters.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “TLV”. The Company’s corporate head office is in Vancouver, Canada.

2.	Significant Accounting Policies

Basis of Consolidation

These interim consolidated financial statements include the accounts of the Company and of Cybele Resources Inc. (“Cybele”) and Cybele’s subsidiary Cybele Resources (Australia) Pty. Ltd., (“Cybele Australia”). Cybele is a British Columbia company incorporated April 18, 2005, it was inactive from incorporation until October 31, 2005. This was accounted for under the purchase method of accounting. Cybele Australia is an Australian company incorporated on November 28, 2005. During the period, Cybele incorporated Cybele (Vanuatu) UA, Cybele (PNG) Ltd., and Cybele Resources Inc. (Solomon Islands ) Limited All intercompany balances and transactions have been eliminated.

These interim consolidated financial statements follow the same accounting policies and methods of their application as the Company’s most recent annual consolidated financial statements. These interim consolidated financial statements should be read in conjunction with the audited financial statements of the Company as at December 31, 2005.

3.	Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable and accounts payable, and amounts due to related parties. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these instruments approximates their carrying value due to their short -term maturity or capacity of prompt liquidation.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

4.	Property and Equipment

			Net Book Value
			September
		Accumulated	30,	December 31,
	Cost	Amortization	2006	2005
Computer equipment and
software	$58,894	$(18,531)	$40,363	25,004
Furniture and office equipment	24,873	(12,966)	11,907	14,270
Leasehold improvements	24,878	(24,878)	-	13,005
	$108,645	$(56,375)	$52,270	52,279

5.	Mineral Property Costs

Details are as follows:

			Total
			September	Total
		Deferred	30,	December 31,
	Acquisition	Exploration	2006	2005

Point Leamington Property	$655,000	$597,775	$1,252,775	974,587
International	-	320,787	320,787	-
	$655,000	$918,562	$1,573,562	974,587

a)	Point Leamington Property, Newfoundland, Canada

Pursuant to a letter agreement dated February 13, 2004 with Rubicon Minerals Corporation (“Rubicon”) the Company has acquired a 100% interest in the Point Leamington deposit and Mining Lease, located in Newfoundland, Canada. As consideration, the Company issued 300,000 common shares and paid $250,000.

There is a 2% Net Smelter Return royalty on the property held by third parties.

The Company acquired an additional 1,044 claims (approximately 261 square kilometers) in the vicinity of its Point Leamington Mining Lease for a total cost of $62,640.

b)	International

The Company has acquired one Exploration License and two Prospecting Licenses in Vanuatu totaling 1,053 square kilometers and two Prospecting Licenses in the Solomon Islands totaling 430 square kilometers. All licenses require the Company to meet minimum exploration expenditure requirements.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

6.	Cybele Resources Inc.

During 2005 the Company invested $477,000 in Cybele representing 95.08% of of the issued and outstanding shares of Cybele. On November 7, 2005 Cybele purchased, from a director of the Company, intellectual property used for the construction and manipulation of digital databases in order to identify gold and copper properties and define priority targets. As consideration, Cybele must pay a 0.5% Net Smelter Return royalty on certain properties identified by the intellectual property. As no properties are producing ore at this time, no consideration has been paid. Should there be payments made, it will be treated, for accounting purposes, as period costs.

During 2006, the Company purchased an additional 1.22% of Cybele for consideration of US$1,000,000 bringing the Company’s ownership to 96.30%. TLC now owns 15,600,000 common shares out of a total of 16,200,000 commons shares of Cybele. The balance of common shares are held by Cybele management. In addition, the Company was, as part of the financing into Cybele, granted 2,000,000 warrants to purchase additional Cybele shares for US$0.25 until June 2008.

Since the Company does not own 100% of Cybele, there is a non -controlling interest which is recorded at carrying value. This amount is then adjusted for period costs by the non-controlling interest’s portion of the loss.

Details are as follows:

Total net assets of Cybele at September 30, 2006	$1,516,224
Multiplied by the non -controlling interest – 3.70%	56,100
2005 loss allocated to non-controlling interest	(2,817)
2006 loss allocated to non-controlling interest	(13,320)
Total non-controlling interest - Cybele	$39,963

7.	Share Capital

	a)	Authorized: Unlimited number of common shares without par value.

	b)	Stock split

Pursuant to a special shareholder resolution, the Company affected a 2 new for 1 old stock split on June 15, 2006. All comparative weighted average shares outstanding and net loss per share figures have been presented to reflect the stock split.

	c)	Share issuance

The Company issued by way of a non -brokered private placement financing 8.7 million units at a price of $0.52 per unit for gross proceeds of $4,524,000. Each unit consists of one common share and one -half of a common share purchase warrant. One full warrant will allow the holder to purchase one common share in TLC Ventures Corp. for a period of 18 months from closing at a price of $1.00 per share.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital

	c)	Share Issuance (continued)

The warrants attached have been valued at $468,069 based upon average of the residual method and the black scholes method (using the assumptions as follows):

Assumptions
Risk-free interest rate	4.27%
Expected stock price volatility	60.37%
Expected dividend yield	0.00%
Expected life of warrants	18 months

d)	Share Purchase Options

i)

The Company has established a share purchase option plan whereby the Board of Directors, may from time to time, grant options to directors, officers, employees or consultants to a maximum of 7,780,000 options. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company’s Board of Directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date. Options granted to directors, officers and employees vest according to the following schedule:

25% - on grant date
25% - six months after grant date 25% - twelve months after grant date 25% - eighteen months after grant date

	ii)	A summary of the Company’s options at September 30, 2006 and the changes for the period are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	September 30
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.125	1,910,000	-	-	-	1,910,000	December 11, 2008
$1.05	600,000	-	-	-	600,000	March 15, 2009
$1.00	10,000	-	-	-	10,000	April 29, 2009
$0.90	400,000	-	-	-	400,000	May 11, 2009
$0.675	400,000	-	-	-	400,000	September 29, 2009
$0.600	400,000	-	-	-	400,000	March 7, 2010
$0.50	1,420,000	-	-	-	1,420,000	May 18, 2010
$0.75	-	50,000	-	-	50,000	January 26, 2011
$0.625	-	50,000	-	-	50,000	April 27, 2011
$0.625	-	1,000,000	-	-	1,000,000	June 9, 2011
$0.65	-	50,000	-	-	50,000	June 19, 2011
	5,140,000	1,150,000	-	-	6,290,000
Weighted average
exercise price	$0.48	$0.63	-	-	$0.51

	Number of	Weighted Average
	Options	Exercise Price	Expiry
Vested as at September 30, 2006	5,085,000	$0.49	December 11, 2008 to June 19, 2011

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital d) Share Purchase Options – Continued

The exercise price and number of options have been adjusted to reflect the 2:1 stock split on June 15, 2006.

iii)

During the prior years, the Company granted stock options of 5,140,000 to directors and an employee of the Company. As at September 30, 2006, 4,785,000 of these options were already vested. Since options are granted under a graded vesting schedule, the Company recorded $235,828 (2005: $524,009) in stock-based compensation expense in relation to these options during the current period.

iv)

During the p eriod, the Company granted stock options of 1,150,000 to employees and consultants of the Company. Each option entitles the holder to acquire one common share of the Company at exercise prices ranging from $0.625 to $0.75 per share, expiring January 26, 2011 to June 19, 2011. The total fair value of the options granted was calculated to be $568,206. As at September 30, 2006, 300,000 of these options vested. Since options are granted under a graded vesting schedule, the Company recorded $237,339 (2005: $Nil) in stock-based compensation expense in relation to these options during the current period.

v)

During 2005, Cybele granted 410,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.25USD per share, expiring November 7, 2010. The total fair value of the options granted was calculated to be $118,961. The Company recorded $ 37,608 in stock-based compensation expense in relation to these options for the period ended September 30, 2006 (2005: $Nil). A summary of the Cybele’s options at September 30, 2006 are as follows:

	Outstanding				Outstanding
Exercise	December 31			Expired or	September 30
Price	2005	Granted	Exercised	Cancelled	2006	Expiry date
$0.25USD	410,000	-	-	-	410,000	November 7, 2010
$0.25USD	-	1,200,000	-	-	1,200,000	June 9, 2011
	410,000	1,200,000	-	-	1,610,000
Weighted average
exercise price	$-	$0.25USD	$-	$-	$0.25USD

	Number of	Weighted Average
	Options	Exercise Price	Expiry

Vested as at September 30, 2006	505,000	$0.25USD	November 7, 2010 to June 9, 2011

During the period, Cybele granted 1,200,000 stock options to directors and officers of Cybele. Each option entitles the holder to acquire one common share of Cybele at an exercise price of $0.625 per share, expiring December 9, 2007. The total fair value of the options granted was calculated to be $649,343. The Company recorded $287,065 in stock-based compensation expense in relation to these options for the period ended September 30, 2006. (2005: $Nil).

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

7.	Share Capital

d)	Share Purchase Options – Continued

The fair value of the options used in the information above has been estimated at the date of grant of options using the Black-Scholes option pricing model with the following assumptions:

	2006	2005

Average risk free interest rate	3.87% to 4.27%	3.35%
Average expected option life	3 years	3 years
Stock volatility based on trading history	134.4% to 143.09%	162.25%
Dividend payments during life of option	Nil	Nil

vi)

The Black-Scholes option pricing model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

e)	Share Purchase Warrants

As at September 30, 2006, the following share purchase warrants are outstanding:

	Outstanding				Outstanding
Exercise	December 31			Expired or	June 30
Price	2005	Issued	Exercised	Cancelled	2006	Expiry date
$0.75	600,000	-	-	600,000	-	September 29, 2006
$1.00		4,350,000	-	-	4,350,000	January 12, 2008
Weighted average
exercise price	$0.75	$1.00	-	$0.75	$1.00

f)	Escrow Shares

As at September 30, 2006 there are 3,294,280 (2005 – 6,588,560) common shares held in escrow. They will be released based upon time as follows:

Total Number of Escrowed
Release Dates	Securities to be Released
November 7, 2006 – released	1,647,140
May 7, 2007	1,647,140
3,294,280

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

8.	Related Party Transactions

Except as noted elsewhere in these interim consolidated financial statements, related party transactions are as follows:

a)

As at September 30, 2006, amounts due to related parties consist of $23,263 (2005 - $26,983) owing to directors and to a director and officer. These amounts were incurred in the ordinary course of business are non -interest bearing, unsecured and due on demand.

b)	During the period, a salary of $Nil (2005 – $103,500) was paid to a director.

c)	During the period, consulting fees of $44,037 (2005 - $36,157) were paid to a director and officer.

d)	During the period, accounting fees of $45,000 (2005 - $45,000) were paid to a director and an officer.

e)	During the period, legal fees of $25,159 (2005 - $46,212) were paid to a law firm where an officer of the Company is employed.

f)	During the period, office rent and administration fees of $15,000 (2005 - $Nil) were paid to a company with a director in common.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

9.	Income Taxes

The components of the future income tax asset are as follows:

Future income tax assets	December 31,
2005
Statutory tax rate	34.10%
Tax benefit of loss carry -forwards	$746,000
Undepreciated capital cost in excess of book value	28,000
Exploration and development expenditures in excess of book value	332,000
1,106,000
Valuation allowance	(1,106,000)
Net future income tax assets	$-

The Company reassessed its future tax assets at each balance sheet date. At December 31, 2005, the Company has provided for a valuation allowance to recognize that a future income tax asset is recognized only to the extent that it is more likely than not that sufficient taxable income will be available to allow an unrecognized future income tax asset to be realized.

The Company has approximately $974,000 of deferred mineral expenditures available as at December 31, 2005 which may be carried forward indefinitely and used to reduce prescribed taxable income in future years.

TLC Ventures Corp.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements
September 30, 2006
Canadian Funds
(Unaudited)

9.	Income Taxes - continued

The non-capital losses totalling approximately $2,188,000 are carried forward for tax purposes and are available to reduce taxable income of future years. These losses expire as follows:

Non-Capital
Losses
2006	$40,000
2007	54,000
2008	70,000
2009	95,000
2010	77,000
2014	712,000
2015	1,140,000
$2,188,000

The potential future tax benefits of these losses have not been recognized in these financial statements due to uncertainty of their realization.

10.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current period presentation.

11.	Commitments

Subsequent to period end the Company signed a sub -lease agreement for the rental of office space. The sub -lease began November 1, 2006 and ends on July 1, 2011. The Company assumed rental and security deposit in the amount of $97,488. The future minimum lease obligations are as follows:

Amount
2006	$18,140
2007	108,840
2008	111,703
2009	114,566
2010	114,566
2011	57,283
$525,098